Contact

www.linkedin.com/in/dddusseau (LinkedIn)
alphaotto.com/ (Company)

Top Skills

Strategy
Business Development
Start-ups

David Dusseau

CEO - Alpha-Otto Technologies
Detroit Metropolitan Area

Summary

Experienced founder and business developer with over three decades of experience launching and building new ventures bringing innovative high-tech, cleantech, and consumer goods offerings to market.

Alpha-Otto Technologies is redefining the future of reciprocating engine technology and powertrain development. Our technologies significantly enhance power density, thermal efficiency, fuel economy, emissions performance, and the reliability of reciprocating engines. We are leaders in advancing powertrain solutions that utilize clean and renewable fuels, such as hydrogen and alcohol-based fuels, along with specialized low-temperature combustion (LTC) processes.

A high-potential application of Alpha-Otto's technology is in hybridization and the development of highly efficient, fuel-flexible integrated electric power generation systems that convert the energy stored in fuels, including clean fuels like hydrogen, into electricity with efficiency levels unheard of using reciprocating engine technology.

Experience

Alpha-Otto Technologies
Co-founder & CEO
April 2022 - Present (3 years 3 months)
Detroit Metropolitan Area

Alpha-Otto Technologies (Alpha-Otto) is a multidisciplinary powertrain engineering firm focused on pioneering innovative engine designs and operational methods.

Western Michigan University
Mentor-in-Residence
January 2019 - Present (6 years 6 months)

Kalamazoo, Michigan Area

Mentor, coach, and advise faculty and research teams on navigating the complexities of moving research from the lab to the commercial marketplace for the WMU Office of Research and Innovation.

Michigan Innovate

Startup Coach/Mentor

2017 - 2022 (5 years)

Greater Detroit Area

Provide business strategy and mentoring services to help visionary entrepreneurs translate their ideas into business models designed to bring their product or service concept to market and raise funding.

MadiDrop PBC

Co-founder & CEO

2014 - 2018 (4 years)

Charlottesville, Virginia Area

Co-found and lead a public benefit (social impact) company established to commercialize an amazing new technology developed at the University of Virginia to purify drinking water and address waterborne illness throughout the developing world. Raised $1M in SEED funding, recruited product and business development teams that designed and marketed the initial product offering, formulated and lead a global go-to-market strategy, managed day-to-day operations, and P&L objectives.

SHINE Systems

Director - Technology Integration and Consulting Services

2013 - 2015 (2 years)

Charlottesville, Virginia Area

Directed all technology integration and consulting services projects, engagements, and business development efforts for big data, business intelligence, and intelligent analytics to commercial and governmental clients. Recruited and lead teams of developers, project managers, subject matter experts, and consultants.

Allies in Energy, LLC

Founder & Managing Partner

2008 - 2012 (4 years)

Washington D.C. Metro Area

Provided a range of business consulting and advisory services to early-stage ventures and NGOs in the electric power and clean energy industries. Services included business plan and model development, executive coaching, market research and analysis, product and market strategy, subject matter expertise, and funding strategy to early-stage ventures. Additional services included helping industry organizations build coalitions and establish public-private partnerships, build membership, and develop regional industry clusters.

Energy Technology Alliance of the Pacific Northwest
Founder & Executive Director
2002 - 2007 (5 years)
Portland, Oregon Area

Lead a regional trade association to promote and support the commercialization of energy-related technologies and the growth of regional companies and new ventures. Organized and facilitated collaboration between local, state, and federal authorities, academic institutions, municipalities, utilities, and investors to assist and support the development and testing of new energy-related technologies.

Innovation Network / Portland Business Alliance
Founding Member, Energy Industry Lead
2001 - 2003 (2 years)
Portland, Oregon Area

StrataCore Technology Management
Founder & Managing Partner
1998 - 2002 (4 years)
Palo Alto, California

Systems Intergration Solutions
Director - Implementation and Deployment
1995 - 1997 (2 years)
San Francisco Bay Area

Geonet Communications
Director Of Operations And Business Development
1994 - 1995 (1 year)
San Francisco Bay Area

PCMCIA - Personal Computer Memory Card Association
Manager, Membership and Technical Services
1992 - 1994 (2 years)
San Francisco Bay Area

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Education

UCLA
Bachelor of Science - BSEE, Electrical Engineering

Foothill College
Business Administration

United States Navy
Cryptology and Electrical Engineering